Exhibit 99.11

Date: December 20, 2018

RE: Meeting of the shareholders of Tower One Wireless Corp. to be held on February 5, 2019 (the “Meeting”)

I Abbey Abdiye (CFO) of Tower One Wireless Corp. hereby certify that:

(a)

arrangements have been made to have proxy related materials for the Meeting sent in compliance with National Instrument 54-101 (the “Instrument”), to all beneficial owners at least 21 days before the date fixed for the Meeting;

(b)	arrangements have been made to carry out all of the requirements of the Instrument in addition to those described in subparagraph (a) and
(c)	[Issuer name] is relying on section 2.20 of the Instrument to abridge the time prescribed in subsection 2.5(1) of the Instrument.

/s/ Abbey Abdiye	CFO
Signature of officer and position